UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2023

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On January 27, 2023, E-Home Household Service Holdings Limited (“E-Home” or the “Company”) (Nasdaq: EJH) entered into a securities purchase agreement (the “Agreement”) with certain investors (collectively, the “Investors”), pursuant to which each of the Investors agreed to purchase and the Company agreed to issue and sell to the Investors, an aggregate of 183,077,333 ordinary shares (“Ordinary Shares”), at a purchase price of US$0.383 per ordinary share for the aggregate gross proceeds to the Company of US$70,118,618 (the “Offering”), before deducting offering expenses.

The Offering is expected to close on or about February 1, 2023, subject to the satisfaction of customary closing conditions. Proceeds from the Offering will be used for working capital and general capital purposes as well as for business acquisitions and for repayment of debt and not for: (a) for the redemption of any ordinary stock or ordinary stock equivalents, (b) for the settlement of any outstanding litigation or (c) in violation of FCPA or OFAC regulations.

Under applicable rules of The Nasdaq Capital Market, the Company as a Foreign Private Issuer has elected to follow its home country practice and does not require shareholder approval in the event that issuances under the Agreement exceed twenty (20%) percent or more of the Ordinary Shares outstanding immediately prior to the execution of the Agreement.

The Ordinary Shares were offered and will be issued pursuant to the Prospectus Supplement, which the Company expects to file by January 31, 2023, to the Prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-259464) filed with the Securities and Exchange Commission on September 10, 2021, and declared effective August 17, 2022.

The foregoing description of the Agreement and the Subscribed Shares is qualified in its entirety by reference to the full text of the Agreement, a form of which is filed herewith as Exhibit 10.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2023	E-home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

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